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                              May 8, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, TX

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 26,
2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 26, 2023

       Risk Factors
       We may not be able to complete an initial Business Combination if it becomes subject to review or approval by regulatory authorities, page 20

   1. Please revise to disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.
In this regard, we note the disclosure in the PREM14A filed for your initial business
combination with Alternus Energy Group Plc that Clean Earth
                                                        Acquisitions Sponsor
LLC, may be deemed to be controlled by or have substantial ties with a non-U.S. person
given that David Saab, a managing member of the Company   s
                                                        sponsor, is a citizen
of France. In addition, address how this fact could impact your ability to complete your
initial business combination. Also revise to disclose that the pool of potential targets with
which you could complete an initial business combination may be limited as a result of
the risk that you may not be able to complete an initial business
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
May 8, 2023
Page 2
      combination with a U.S. target company should the transaction be subject to review by a
      U.S. government entity, such as CFIUS.
General

2. We note your disclosure in the meeting notice and on page 1 that your IPO prospectus and existing charter provide that you have until May 28, 2023 (the "Termination Date") to complete a business combination, and that pursuant to the IPO prospectus, if you are unable to complete your Business Combination by the Termination Date, you may elect to extend the time to consummate your business combination once, by three months, for a total of 18 months, by depositing $0.10 per share, into the Trust Account. However, we note that Section 9.2(d) of your Second Amended and Restated Certificate of
      Incorporation references 18 months from the closing of the IPO (i.e., August 28, 2023) to complete your initial business combination. Please revise your disclosure to reconcile this inconsistency. Please ensure that your revised disclosure clarifies the current date by which you must consummate your initial business combination, and how your Charter
      Amendment Proposal and Trust Amendment Proposal amend such date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura
Nicholson, Special Counsel, at 202-551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameAaron T. Ratner
                                                           Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                           Office of Energy &
Transportation
May 8, 2023 Page 2
cc:       Ben Smolij, Esq.
FirstName LastName